Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No. for Registration Statement on Form S-4: 333-206649

On November 12, 2015, members of the management teams of both Gaming and Leisure Properties, Inc. (the "Company") and Pinnacle Entertainment, Inc. ("Pinnacle"), presented to the Indiana Gaming Commission on the pending merger transaction between the two companies. A copy of the presentation used is attached hereto.
Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including risks related to the following: risks relating to the ultimate impact of the Company’s restatement of its financial statements; potential reviews, litigation or other proceedings by governmental authorities, shareholders or other parties; the ultimate timing and outcome of the Company’s proposed acquisition of substantially all of the real estate assets of Pinnacle, including the Company’s and Pinnacle’s ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between the Company and Pinnacle on each party, including the post-transaction impact on the Company’s financial condition, operating results, strategy and plans; the Company’s ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to the Company; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Form 10-Q/A and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. The Company undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this 425 Filing may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between the Company and Pinnacle, the Company has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of the Company and Pinnacle that also constitutes a prospectus of the Company. This communication is not a substitute for the joint proxy statement/prospectus or any other document that the Company or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by the Company and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.glpropinc.com or by contacting the Company’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

Certain Information Regarding Participants

The Company and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on November 9, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Gaming and Leisure Properties, Inc. 1 Gaming & Leisure Properties Inc. Indiana Gaming Commission – Pinnacle Entertainment, Inc. November 12, 2015

Company Overview 2 Gaming & Leisure Properties Inc. Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including risks related to the following: risks relating to the ultimate impact and timing of the Company’s restatement of its financial statements; the risk that additional information will come to light during the course of the preparation of restated financial statements that alters the scope or magnitude of the restatement: potential reviews, litigation or other proceedings by governmental authorities, shareholders or other parties; the ultimate timing and outcome of the Company’s proposed acquisition of substantially all of the real estate assets of Pinnacle, including the Company’s and Pinnacle’s ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between the Company and Pinnacle on each party, including the post-transaction impact on the Company’s financial condition, operating results, strategy and plans; the Company’s ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to the Company; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. The Company undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this 425 Filing may not occur.

Company Overview 3 Gaming & Leisure Properties Inc. Important Information for Investors and Security Holders Additional Information This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between the Company and Pinnacle, the Company has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of the Company and Pinnacle that also constitutes a prospectus of the Company. This communication is not a substitute for the joint proxy statement/prospectus or any other document that the Company or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by the Company and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.glpropinc.com or by contacting the Company’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777. Certain Information Regarding Participants The Company and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

 First Real Estate Company Focused on Ownership of Gaming Assets  Spun-off from Penn National Gaming (NASDAQ: PENN) November 2013  Completely independent from PENN with remaining transition services terminated in October 2015  21 assets in 12 jurisdictions owned by GLP Capital, L.P., including Hollywood Casino Lawrenceburg  Focus on Growth and Diversification  Actively pursuing acquisition and development opportunities in regional gaming and adjacent leisure markets  2014: Closed acquisition of Casino Queen in East St. Louis, Illinois for $140 million  2015: Announced acquisition of Pinnacle Entertainment, Inc.’s real estate assets for $4.75 billion(1) with expected close in first quarter 2016  Strong, Stable Cashflows  Long term, cross collateralized triple net lease structure with fixed rent  Ability to participate in upside with rent escalator and percentage rent components  Well covered dividend with anticipated payout ratio of approximately 80% Company Overview 4 Gaming & Leisure Properties Inc. (1) Excludes transaction related fees and expenses Third Largest Publicly Traded Triple Net REIT With 35 Casino And Hotel Facilities In 14 States, Pro-forma For Acquisition Of Pinnacle’s Real Estate Assets Gaming and Leisure Properties Overview

# Current and Proposed GLP Portfolio


Hollywood Slots
Hollywood Lawrenceburg
Horseshu
Cactus Petes
Ameristar East Chicago
Hollywood Toledo
Hollywood Mahoning
Hollywood at Penn National
Ameristar Council Bluffs
Hollywood Aurora
Hollywood Columbus
Hollywood Perryville
Ameristar Black Hawk
Hollywood Joliet
Hollywood Dayton
Charles Town Races & Slots
Ameristar Kansas City
Ameristar St. Charles
Argosy Alton
Belterra Casino Florence
Argosy Casino Rivers
Casino Queen
M Resort
River City St. Louis
Hollywood St. Louis
Hollywood Tunica
Zia Park Casino
Boomtown Bossier City
Ameristar Vicksburg
Hollywood Casino Bay
L'auberge Baton Rouge
Boomtown Biloxi
L'auberge Lake Charles
Hollywood Baton Rouge
Boomtown New Orleans
Existing GLP Properties
PNK Locations
Existing GLP TRS Properties
Combined GLP / PNK Footprint

5 Gaming & Leisure Properties, Inc.

GLP - Extensive Regulation • GLP licensed in Illinois, Indiana, Louisiana, Maryland, Mississippi, Missouri, Ohio and Pennsylvania • GLP subject to complex IRS regulations to maintain REIT status • Subject to Securities Exchange Commission and Nasdaq rules and regulations 6

GLP Passive Landlord • NO control or influence over operations • NO right to direct or control marketing • NO right to receive confidential operating or customer information • LIMITED rights to receive non-public financial information (limited to covenant compliance) • NO right to direct or control capital maintenance (tenant required to spend at least 1%) • LIMITED approval rights over structural building projects (not to be unreasonably withheld) 7

Transaction Impact on Pinnacle • Impact on Operations NONE • Impact on Management Team NONE • Impact on Marketing Programs NONE • Impact on Capital Maintenance NONE • Impact on Competition NONE • Impact on Financial Stability IMPROVED • Impact on Regulatory Oversight NONE 8

Actual Impact of Similar Transaction on Penn National Gaming • Transaction reduced Penn’s leverage and provided liquidity • Post-spin Penn opened a facility in Massachusetts, is developing a project in San Diego and purchased the Tropicana in Las Vegas – none of which involves GLP • Penn has provided notice or requested approval for 27 capital improvement projects since lease inception • Penn spending on capital maintenance has exceeded the 1% floor 9

Anticipated Impact on the State • Improved financial stability – Landlord – REIT with 100% occupancy and stable cash flow; low leverage; unsecured debt; greater diversification – Licensed operator with anticipated lower leverage and increased liquidity • Licensed operator with incentive to improve properties (generally 96% of each incremental $1 of EBITDA will be retained by the tenant) • Licensed landlord providing oversight by IGC to greater extent than traditional bank financing • No anticipated negative impact on gaming operations or revenues 10

Improved Financial Protection • GLP – GLP licensed by IGC – Property not currently used to secure debt – Highest and best use of property is gaming – Lease provides significant portion of GLP’s income • PNK – No change - PNK licensed by IGC with trustee to ensure continued operations 11

Timing • Transaction expected to close by March 31, 2016 • Shareholder meetings anticipated December/January 12